FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 26, 2008

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____               No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated August 26, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
Date: August 26, 2008	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

PRESS RELEASE
New York and Stockholm – 26 August 2008

MILLICOM INTERNATIONAL CELLULAR S.A.

ANALYST & INSTITUTIONAL INVESTOR TRIP TO PARAGUAY

New York and Stockholm – 26 August 2008 - Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announced that its annual investor trip for analysts and institutional investors will take place in Paraguay on 23 and 24 October 2008.  If you are interesting in attending, please contact Shared Value at mic@sharedvalue.net or on +44 (0)20 7321 5010.

CONTACTS

Marc Beuls                                                                                   Telephone:  +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                                                                 Telephone:  +44 20 7321 5022
Investor Relations
Shared Value Ltd, London
Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 291 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.